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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of November, 2002
Commission File Number 333-7172-01


                                   CEZ, a.s.
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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                             ----------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F x             Form 40-F ___
                                 --

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ___     No  x
                                               --

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):___________.

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The following information was filed by CEZ, a.s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

CEZ, a.s., CEPS, a.s. and CEZTel, a.s. agreed with Arthur Andersen Ceska republika, k.s. to transfer the contract on auditing and advisory services to EY Audit Ceska republika, s.r.o.

On November 12, 2002 CEZ, a. s. signed electricity supply contracts for the year 2003 with the following companies:
                               Prazska energetika, a. s.
                               Stredoceska energeticka, a.s.
                               Jihoceska energetika, a.s.
                               Zapadoceska energetika, a.s.
                               Severoceska energetika, a.s.
                               Vychodoceska energetika, a.s.
                               Jihomoravska energetika, a.s.
                               Severomoravska energetika, a.s.
                               CEPS, a.s.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 18, 2002
                                          CEZ, a. s.



                                          Name: Libuse Latalova
                                          Title: Head of Finance Administration